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                                                                    EXHIBIT 4.1

                               THOMAS J. MAZZARISI




March 31, 2003


JAG Media Holdings, Inc.
6965 S.W. 18th Street, Suite B13
Boca Raton, FL  33433


Re: Promissory Note dated April 1, 2002 in the principal amount of $200,000 between JAG Media Holdings, Inc. (f/k/a JagNotes.com Inc.), as borrower, and Thomas J. Mazzarisi, as lender, with a maturity date of March 31, 2003 ("Promissory Note")

Gentlemen:

This will serve to confirm that the "Maturity Date" of the Promissory Note is hereby extended from March 31, 2003 to the earlier of (i) June 30, 2003 or (ii) the effective date of a "Change in Control" as that term is defined in the Company's Long-Term Incentive Plan, as amended.

Except for the foregoing changes, the Promissory Note remains unchanged and in full force and effect.

Sincerely yours,

/s/ Thomas J. Mazzarisi

Thomas J. Mazzarisi